FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
 For the month of December 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of the circular regarding continuing connected transactions of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on December  21, 2015.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS CONNECTED TRANSACTIONS – FINANCE LEASE AND LEASEBACK TRANSACTIONS

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 4 to 29 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 30 to 31 of this circular. A letter from Guotai Junan Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 32 to 53 of this circular.

A notice convening the EGM to be held at 9:00 a.m. on 12 January 2016 at the headquarters of the Company at Conference Room A102 Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form have been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

21 December 2015

CONTENTS

Definitions		1

Letter from the Board		4

1.	Introduction	4

2.	Relationship between the Company, Huaneng Group and Tiancheng Leasing Company
		6
3.	Continuing Connected Transactions contemplated under the Huaneng Group Framework Agreement	7

4.	Connected Transactions – Finance Lease and Leaseback Transactions	22

5.	The EGM	27

6.	Recommendations	28

7.	Other Information	29

Letter from the Independent Board Committee		30

Letter from Independent Financial Adviser		32

Appendix – General Information		54

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Diandong Energy”	Huaneng Yunnan Diandong Energy Limited Company;

“Diandong Yuwang”	Yunnan Diandong Yuwang Energy Limited Company;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“EGM” or “Extraordinary General Meeting”
the 2016 first extraordinary general meeting of the Company to be held at 9:00 a.m. on 12 January 2016 at the headquarters of the Company at Conference Room A102 Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (among other things) the Huaneng Group Framework Agreement (and the proposed caps) and the Finance Lease and Leaseback Transactions;

“Finance Lease and Leaseback Transactions”
collectively, the finance lease and leaseback transactions proposed to be conducted by each of Diandong Energy, Diandong Yuwang, Luoyuanwan Harbour and Pingliang Power Plant with Tiancheng Leasing Company in accordance with the terms of the relevant finance lease agreements;

DEFINITIONS

“Guotai Junan Capital”, “Independent Financial Adviser”
Guotai Junan Capital Limited, a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited; “Huaneng Group” China Huaneng Group;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions (for 2016) between Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 25 November 2015;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction cap of the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions, comprising Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xia Qing, the independent non-executive Directors of the Company;

“Independent Shareholders”
Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions;

“Latest Practicable Date”	17 December 2015, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

DEFINITIONS

“Luoyuanwan Harbour”	Huaneng (Fujian) Harbour Limited Company;

“Pingliang Power Plant”	Huaneng Pingliang Power Generation Limited Company;

“PRC”, “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Shareholders”	the shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules; and

“Tiancheng Leasing Company”	Huaneng Tiancheng Financial Leasing Co., Ltd..

LETTER FROM THE BOARD

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

Executive Directors:	Legal Address:
Cao Peixi	Huaneng Building
Liu Guoyue	6 Fuxingmennei Street
Fan Xiaxia	Xicheng District
Beijing 100031
Non-executive Directors:	PRC
Guo Junming
Li Shiqi
Huang Jian
Mi Dabin
Guo Hongbo
Zhu Yousheng
Li Song

Independent Non-executive Director:
Li Zhensheng
Zhang Shouwen
Yue Heng
Geng Jianxin
Xia Qing

21 December 2015

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
CONNECTED TRANSACTIONS – FINANCE LEASE
AND LEASEBACK TRANSACTIONS

1.	INTRODUCTION

On 26 November 2015, the Company published two announcements regarding the continuing connected transactions arising from the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions. As stated in the announcements, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions.

LETTER FROM THE BOARD

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (including the proposed cap) between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement shall require Independent Shareholders’ approval.

Under the Hong Kong Listing Rules, as the scale of the Finance Lease and Leaseback Transactions, on an aggregated basis, do not exceed 5% of the applicable ratios as calculated in accordance with Rule 14.7of the Hong Kong Listing Rules, such transactions are subject to the reporting and announcement requirements under Rules, 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders approval requirement. However, pursuant to the Shanghai Listing Rules, the Finance Lease and Leaseback Transactions shall be subject to approval by the Independent Shareholders of the Company. The Company proposes to seek approval from Independent Shareholders to approve (among other things) the Finance Lease and Leaseback Transactions at the EGM.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the terms of the continuing connected transaction (including the proposed cap) regarding the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Guotai Junan Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on (i) the fairness and reasonableness of the terms in respect of the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and whether the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement is in the interests of the Company and its Shareholders as a whole; and (ii) the fairness and reasonableness of the terms of each of the Finance Lease and Leaseback Transactions and whether such transactions are in the interests of the Company and its Shareholders as a whole. The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Guotai Junan Capital is only required to opine on the continuing connected transaction relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, Guotai Junan Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolution at the EGM.

The purpose of this circular are:

(i)	to provide you with further information in relation to the transactions contemplated under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions;

LETTER FROM THE BOARD

(ii)
to set out the letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan Capital; and

(iii)
to seek your approval of the ordinary resolution in relation to the transactions contemplated by the Huaneng Group Framework Agreement (together with proposed caps) and the ordinary resolutions in relation to the Finance Lease and Leaseback Transaction, which have been respectively set out in the notice of the EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the purchase of coal and transportation services, as well as the Other Transactions) and the Finance Lease and Leaseback Transactions before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the Other Transactions. In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the Other Transactions would not be carried out by the Company.

2.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND TIANCHENG LEASING COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the Latest Practicable Date, the controlled generation capacity is 81,132 MW and the equity based generation capacity is 72,375 MW. Diandong Energy and Diandong Yuwang are wholly-owned subsidiaries of the Company, while Luoyuanwan Harbour and Pingliang Power Plant are the controlling subsidiaries of the Company.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the Latest Practicable Date, HIPDC, being the direct controlling shareholder of the Company, holds 33.33 % of the total equity interest in the Company, while Huaneng Group holds a 67.75% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.23 % direct equity interest in the Company, a 3.11 % indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.49 % indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlled subsidiary of Huaneng Group).

Tiancheng Leasing Company was incorporated in the PRC in April 2014, which is a sino-foreign joint venture finance lease enterprise with funds contributed by China Huaneng Capital Service Limited (“Huaneng Capital”), Hua Neng HK, the Company, Huaneng Lancang River Hydropower Co., Ltd. (“Huaneng Lancang River”), Huaneng Renewables Corporation Limited (“Huaneng Renewables”) and

LETTER FROM THE BOARD

Huaneng Renewables (Hong Kong) Limited (“Huaneng Renewables HK”). Tiancheng Leasing Company is the platform for finance asset management of Huaneng Group and is principally engaged in equity finance leasing, finance leasing, purchase of finance leasing assets in the PRC and abroad, salvage treatment and maintenance of finance leasing assets, advisory and guarantee services on finance leasing transactions.

As at the Latest Practicable Date, the relationship between the Company, Huaneng Group and Tiancheng leasing Company is as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro- Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

**
Huaneng Group holds a 10.23 % direct interest in the Company. It also holds 3.11 % and 0.49 % interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation Limited (its controlled subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including Tiancheng Leasing Company) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

3.	CONTINUING CONNECTED TRANSACTIONS CONTEMPLATED UNDER THE HUANENG GROUP FRAMEWORK AGREEMENT

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 19 November 2014 (“2015 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2015. The 2015 Huaneng Group Framework Agreement will expire on 31 December 2015. The Company entered into a supplemental agreement to the Huaneng framework agreement (“Supplemental Agreement to 2015 Huaneng Framework Agreement”) with Huaneng Group on 30 July 2015 for the purpose of governing the entrusted sales between the Company its subsidiaries and Huaneng Group and its

LETTER FROM THE BOARD

subsidiaries and associates, i.e. Huaneng Power and its subsidiaries and associates to use the power generation quota of the Company and its subsidiaries for substituted power generation. The Supplemental Agreement to 2015 Huaneng Framework Agreement will expire on 31 December 2015. Reference is made to the announcement dated 20 November 2014, the circular dated 10 December 2014 and the announcement dated 31 July 2015 of the Company for details of the continuing connected transactions as contemplated by the 2015 Huaneng Group Framework Agreement and the Supplemental Agreement to 2015 Huaneng Framework Agreement (including the relevant caps).

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 25 November 2015 for a term commencing on 1 January 2016 and expiring on 31 December 2016. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being directors of the Board of the Company and being regarded as having a material interest in the continuing connected transactions, abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries has to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the 2015 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2015 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2015 was set at RMB2.6 billion. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB333 million. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. For 2016, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2.6 billion. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts,

LETTER FROM THE BOARD

and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.41 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB2.6 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the 2015 Huaneng Group Framework Agreement with respect to the purchase of coal and transportation services in 2015 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2015 was set at

LETTER FROM THE BOARD

RMB42.8 billion. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB14.089 billion. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. The difference between the estimated cap of the transaction amount for 2015 and the actual transaction amount was primarily due to the actual operation of the Company and the changes in the coal market and hence the variance in fuel purchase for 2015.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2016 is estimated to be RMB26.2 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plant as deemed reasonable by the Company and it subsidiaries, taking into account at the same time the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favourable prices.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favourable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable terms for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the Extraordinary General Meeting, such transaction will

LETTER FROM THE BOARD

not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly include power transmission and transformation assets, vessels, power plants land and office spaces, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the 2015 Huaneng Group Framework Agreements with respect to the leasing of facilities, land and office spaces in 2015 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2015 was set at RMB300 million. During the period from 1 January 2015 to 31 October 2015, the aggregate fee (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB234 million. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2016 is estimated not to exceed RMB400 million. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries including the leasing of power transmission and transformation assets at the leasing fee of approximately RMB141 million (details of which are more particularly set out on page 20 of this circular), the existing leasing of various facilities, lands and office premises, etc. at the rent of approximately RMB200 million and the leases which are expected to be entered into in 2016, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leasing of facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

LETTER FROM THE BOARD

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the 2015 Huaneng Group Framework Agreements with respect to the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2015 was set at RMB1.2 billion. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB395 million. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and its associates in 2016 is estimated not to exceed RMB1.7 billion. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates.

LETTER FROM THE BOARD

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and thorough power station specialised technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the relevant production and operation services provided by Huaneng Group and its subsidiaries and associates can bring business benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB1.7 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

(5)	Provision of entrusted sale services

(i)	The provision of entrusted sale services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Pursuant to the 2015 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries, the cap of the aggregate transaction amount for 2015 was set at RMB600 million. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries was nil. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. For 2016, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB400 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted tariff and development of such transaction as deemed reasonable by the Company and its subsidiaries.

In order to increase output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants, closed or not, in places where they are located (including connected persons and non-connected persons). For the provision of substituted power generation, the advantage is it can produce a relatively higher marginal contribution in substituted power generation to the Company and its subsidiaries when the tariff for electricity for Huaneng Group and its subsidiaries and associates remains at relatively high level. Besides, Huaneng Group and its subsidiaries and associates maintain a good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services. Payments under such substituted power generation transactions will primarily be settled in two ways: (1) upon power generation, the Company and its subsidiaries will settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates will settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries.

LETTER FROM THE BOARD

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company to independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(ii)	The provision of entrusted sale services from the Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of the Company and its subsidiaries for substituted power generation by Huaneng Group and its subsidiaries and associates. Pursuant to the Supplemental Agreement to 2015 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2015 was set at RMB400 million. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB141 million. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. For 2016, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted tariff and development of such transaction as deemed reasonable by the Company and its subsidiaries.

In order to implement the national energy-saving and emission-reducing strategy, save cost and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions in places where they are located (mainly in Yunnan Province). The

LETTER FROM THE BOARD

transaction parties include connected persons and non-connected persons. For the provision of substituted power generation, Huaneng Group and its subsidiaries and associates maintain a good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company to independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. Pursuant to the 2015 Huaneng Group Framework Agreement with respect to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2015 was set at RMB1.2 billion. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was nil. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2015. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with

LETTER FROM THE BOARD

respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2016 is estimated to be RMB1.5 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2016. In addition, better prices can be obtained in bulk purchases. In order to leverage on the scale procurement of coal, the Company will not exclude the possibility of re-selling part of the additional coal to power plants of Huaneng Group and its subsidiaries and associates.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB1.5 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. A trust loan is a loan that the Company and its subsidiaries can obtain from a trust company which must have a licence to engage in trust operations. An entrusted loan is a form of loan which the Company and its subsidiaries can obtain from Huaneng Group and its subsidiaries and associates through an intermediary which must be a financial institution under the PRC laws and regulations. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the maximum daily balance of the trust loans for 2016 is expected to be RMB600 million and the maximum daily balance of entrusted loans for 2016 is expected to be RMB5 billion.

The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the maximum daily balances of each of the trust loans and entrusted loans for 2016 are determined based on the estimation of the operation and business scale of the Company and its subsidiaries and the favourable lending rates on loans that can be obtained from Huaneng Group and its subsidiaries and

LETTER FROM THE BOARD

associates. As at the Latest Practicable Date, the Company and its subsidiaries did not borrow any trust loan from Huaneng Group and its subsidiaries and associates, while the entrusted loan borrowed from Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries amounted to approximately RMB3.52 billion (unaudited). Based on the operation and business needs of the Company and its subsidiaries, the Company expects to increase the amount of the entrusted loans from Huaneng Group and its subsidiaries and associates in 2016, and therefore the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the maximum daily balances of the entrusted loans for 2016 is expected to be RMB5 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

FAIRNESS OF THE CONTINUING CONNECTED TRANSACTIONS AND THEIR IMPACT ON THE INDEPENDENCY OF THE COMPANY

Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/ fees/ interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and in any event the terms of the relevant agreement and its transaction under such agreement given to the Company and its subsidiaries by the Huaneng Group and its subsidiaries and associates shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of services. The Company and its subsidiaries will sign necessary written agreements on detailed transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavour to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the flexibility in purchasing coal from independent third parties other than the connected persons so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

LETTER FROM THE BOARD

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions under it are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has its complete business system and ability to operation independently facing the market, therefore the above-stated Framework Agreement and the continuing connected transactions under it do not affect the independency of the Company.

MEASURES TO SAFEGUARD THE INTERESTS OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain quotations and/or invite tenders from multiple suppliers and/or in certain circumstances obtain the quotations through enquiries from among established suppliers of scale (including Huaneng Group and its subsidiaries and associates). According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction, and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of coal and coal transportation services, the Company has established a dedicated information exchange and mechanisms for weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, the listed prices at major coal production localities, inland coal transaction price indices, harbour price indices, the futures indices on the Mainland, the prices of coal globally, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), Qinhuangdao Shipping website 秦皇島海運網 (http://www.osc.org.cn), etc.; (ii) the Companyhas also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly, and monthly prices of coal based on harbour and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of

LETTER FROM THE BOARD

pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance procurement price. The Company will independently choose and purchase from the best offer according to the market conditions within the parameters of the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of coal and coal transportation services, the basis for determining the “market conditions” in the formulation of the Company’s procurement strategies can principally be summarized in the following manner: (i) the changes in the prices of coal; (ii) the aspects on coal transportation, including status on ship transportation at port (i.e. in circumstances where the northern ports in Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (i.e. whether the northern regions is/are affected by seasonal rain/snow); (iii) production condition (i.e. whether major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or whether the imported coal from coal production areas like Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including whether there have been any changes in the inventory at major ports or power enterprises, or whether coal companies run out of stock; and (v) status on changes in policies. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transaction in relation to leasing of power transmission and transformation assets, the Company and its subsidiaries will lease such facilities from Hunang Group and its subsidiaries and associates based on arm’s length terms. The leasing fee is approximately RMB141 million, principally is to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and in the interim no adjustment on account of inflation or other factors has been made. For transactions in relation to the leasing of facilities, land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is obtainable as public information), and/or consult the advice of several reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department on the legal aspects and approved by the contract management department;

•
for transaction in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement policy and management rules, and will from time to time obtain quotations, and/

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or invite tenders from multiple suppliers and/or in certain circumstances obtain the quotations through enquiries from established suppliers of scale (including Huaneng Group and its subsidiaries and connected suppliers). According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties in performing the contract and the follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest;

•
provision of entrusted sale services is formulated in response to the “Eleventh Five Year” Plan of the State on energy conservation and emission reduction policies. Through the centralised coordination carried out by various regional government agencies or the management platform of power grid companies governing transactions in substituted power generation of power plants with high energy consumption, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation on the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of generation units and the actual changes in the market;

•
for transaction in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct relating to sale of coal transactions between the fuel company of the Company and with related power plants of Huaneng Group and its subsidiaries and associates. In circumstances where there is a severe shortage in the level of inventory, extreme market or weather conditions and on condition that the Company’s own power plants are preserved with sufficient coal supply, the Company will sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will through the information collection process as mentioned in transaction regarding purchase of coal and coal transportation above, with reference to the then market conditions and in conjunction with the costs for coal purchase by fuel company to determine the then selling prices, so as to recoup the costs and to have a small profit; and

•
with respect to transaction involving bidding, such bidding process shall be conducted in accordance with the Bidding Law and other relevant rules and regulations of the PRC. At least two quotations will be obtained from independent third parties providing similar products or services for evaluation by the Company’s evaluation committee which will make recommendations based on quantified ratings and submit the results to the Company’s bidding team, bidding committee and general manager’s office for consideration and approval. The contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair, and whether the transaction prices are reasonable.

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4.	CONNECTED TRANSACTIONS – FINANCE LEASE AND LEASEBACK TRANSACTIONS

The Company announces that on 25 November 2015, each of Diandong Energy, Diandong Yuwang, Luoyuanwan Harbour and Pingliang Power Plant has entered into a finance lease agreement with Tiancheng Leasing Company.

BRIEF DESCRIPTION OF THE TRANSACTION BETWEEN DIANDONG ENERGY AND TIANCHENG LEASING COMPANY

For purpose of obtaining finance by adopting the sale and leaseback model, Diandong Energy shall sell to Tiancheng Leasing Company its equipment assets forming part of the boilers and steam turbines located in the power plant of Diandong Energy in Yunnan Province, the PRC. Such equipment assets shall be leased back for use by Diandong Energy. Upon expiry of the lease term, Diandong Energy shall repurchase the same at the price of RMB1 in accordance with the stipulations of the agreement. The finance amount shall be RMB1,100 million and the lease term shall be 5 years.

Major terms of the finance lease agreement entered into between Diandong Energy and Tiancheng Leasing Company on 25 November 2015 are as follows:

(1)	Subject to the leased assets: equipment assets forming part of the boilers and steam turbines.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: 5 years, from the date when the leasing amount is paid by Diandong Energy to Tiancheng Leasing Company, which will be on or around 15 January 2016.

(4)	Finance amount: RMB1,100 million.

(5)
Consolidated finance costs/interest rate of the leasing: 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when finance lease agreement becomes effective. Should there be any adjustment to the benchmark lending rate of The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease or deposit money: Nil.

(7)
Leasing amount and payment method: the aggregate of the leasing amount shall be around RMB1,299 million and the actual amount shall be that as specified in the Payment Table of actual leasing amount and the Notice of Payment of leasing amount. Leasing amount (equal to principal plus relevant leasing interest) shall be payable on a quarterly basis commencing on the respective dates of the first drawdown and the second drawdown of the principal, each having 20 instalments in total.

(8)	Amount on repurchase: RMB1.

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(9)	Terms and time for agreement to become effective: on the date when the legal representative/ chief representative (or their authorized person) of both parties sign on or stamp on the agreement.

BRIEF DESCRIPTION OF THE TRANSACTION BETWEEN DIANDONG YUWANG AND TIANCHENG LEASING COMPANY

For purpose of obtaining finance by adopting the sale and leaseback model, Diandong Yuwang shall sell to Tiancheng Leasing Company its equipment assets forming part of the boilers, steam turbines, machine condenses and induced fans located in the power plant of Diandong Yuwang in Yunnan Province, the PRC. Such equipment assets shall be leased back for use by Diandong Yuwang. Upon expiry of the lease term, Diandong Yuwang shall repurchase the same at the price of RMB1 in accordance with the stipulations of the agreement. The finance amount shall be RMB1,500 million and the lease term shall be 5 years.

Major terms of the finance lease agreement entered into between Diandong Yuwang and Tiancheng Leasing Company on 25 November 2015 are as follows:

(1)	Subject to the leased assets: equipment assets forming part of the boilers, steam turbines, machine condensers and induced draft fans.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: 5 years, from the date when the leasing amount is paid by Diandong Yuwang to Tiancheng Leasing Company, which will be on or around 15 January 2016.

(4)	Finance amount: RMB1,500 million.

(5)
Consolidated finance costs/interest rate of the leasing: 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when finance lease agreement becomes effective. Should there be any adjustment to the benchmark lending rate of The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease or deposit money: Nil.

(7)
Leasing amount and payment method: the aggregate of the leasing amount shall be around RMB1,776 million and the actual amount shall be that as specified in the Payment Table of actual leasing amount and the Notice of Payment of leasing amount. Leasing amount (equal to principal plus relevant leasing interest) shall be payable on a quarterly basis commencing on the respective dates of the first drawdown and the second drawdown of the principal, each having 20 instalments in total.

(8)	Amount on repurchase: RMB1.

LETTER FROM THE BOARD

(9)	Terms and time for agreement to become effective: on the date when the legal representative/ chief representative (or their authorized person) of both parties sign on or stamp on the agreement.

BRIEF DESCRIPTION OF THE TRANSACTION BETWEEN LUOYUANWAN HARBOUR AND TIANCHENG LEASING COMPANY

For purpose of obtaining finance by adopting the sale and leaseback model, Luoyuanwan Harbour shall sell to Tiancheng Leasing Company its equipment assets forming part of the loading equipment located in the power plant of Luoyuanwan Harbour in Fuzhou, the PRC. Such equipment assets shall be leased back for use by Luoyuanwan Harbour. Upon expiry of the lease term, Luoyuanwan Harbour shall repurchase the same at the price of RMB1 in accordance with the stipulation of the agreement. The finance amount shall be RMB270 million and the lease term shall be 5 years.

Major terms of the finance lease agreement entered into between Luoyuanwan Harbour and Tiancheng Leasing Company on 25 November 2015 are as follows:

(1)	Subject to the leased assets: equipment assets forming part of the unloading equipment.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: 5 years, from the date when the leasing amount is paid by Luoyuanwan Harbour to Tiancheng Leasing Company, which will be on or around 15 January 2016.

(4)	Finance amount: RMB270 million.

(5)
Consolidated finance costs/interest rate of the leasing: 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when finance lease agreement becomes effective. Should there be any adjustment to the benchmark lending rate of The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease or deposit money: Nil.

(7)
Leasing amount and payment method: the aggregate of the leasing amount shall be around RMB307 million and the actual amount shall be that as specified in the Payment Table of actual leasing amount and the Notice of Payment of leasing amount. Leasing amount (equal to principal plus relevant leasing interest) shall be payable on a quarterly basis commencing on the lease commencement date and there will be 20 instalments in total.

(8)	Amount on repurchase: RMB1.

(9)	Terms and time for agreement to become effective: on the date when the legal representative/ chief representative (or their authorized person) of both parties sign on or stamp on the agreement.

LETTER FROM THE BOARD

BRIEF DESCRIPTION OF THE TRANSACTION BETWEEN PINGLIANG POWER PLANT AND TIANCHENG LEASING COMPANY

For purpose of obtaining finance by adopting the sale and leaseback model, Pingliang Power Plant shall sell to Tiancheng Leasing Company its equipment assets forming part of the boilers, steam turbines and generators located in the Pingliang Power Plant in Gansu Province, the PRC. Such equipment assets shall be leased back for use by Pingliang Power Plant. Upon expiry of the lease term, Pingliang Power Plant shall repurchase the same at the price of RMB1 in accordance with the stipulations of the agreement. The finance amount will be RMB700 million, and the lease term will be 5 years.

Major terms of the finance lease agreement entered into between Pingliang Power Plant and Tiancheng Leasing Company on 25 November 2015 are as follows:

(1)	Subject of the leased assets: equipment assets including boilers, steam turbines and generators.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: 5 years, from the date when the leasing amount is paid by Pingliang Power Plant to Tiancheng Leasing Company, which will be on or around 15 February 2016.

(4)	Finance amount: RMB700 million.

(5)
Consolidated finance costs/interest rate of the leasing: 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when the Finance Lease Agreement becomes effective. Should there be any adjustment to the benchmark lending rate of The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease or deposit money: Nil.

(7)
Leasing amount and payment method: the aggregate of the leasing amount shall be around RMB797 million and the actual amount shall be that as specified in the Payment Table of actual leasing amount and the Notice of Payment of leasing amount. Leasing amount (equal to principal plus relevant leasing interest) shall be payable on a quarterly basis commencing on the lease commencement date and there will be 20 instalments in total.

(8)	Amount on repurchase: RMB1.

(9)	Terms and time for agreement to become effective: on the date when the legal representative/ chief representative (or their authorized person) of both parties sign on or stamp on the agreement.

LETTER FROM THE BOARD

PRICING POLICY

The pricing policy of the Finance Lease and Leaseback Transactions shall be in accordance with the normal commercial terms (on arm’s length terms or on terms which shall be no less favourable than those offered by independent third parties), basing on the market prices on principles of fairness, openness, voluntary and trustworthiness as negotiated by the parties. Specific pricing policy is as follows: the consolidated finance costs of the Finance Lease and Leaseback Transactions shall be 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when relevant finance lease agreement(s) become(s) effective. As at the Latest Practicable Date, the prevailing RMB lending rate for 5 year term as quoted by The People’s Bank of China is 4.75% per annum. Each lease amount comprises of a fix element for principal and a variable element for interest repayment, should there be any adjustments to the benchmark lending rate quoted by The People’s Bank of China during the term of leasing, the lease amount (with respect to the interests component) under the relevant agreement(s) shall be subject to adjustment for the same direction and with the same proportion that is proportional to the change in interest rate. Such finance costs shall not be higher than the finance costs for comparable finance lease services available from other finance leasing companies in the PRC and will not be higher than the finance costs for similar finance lease services offered by Tiancheng Leasing Company to other members of Huaneng Group.

PURPOSE OF THE FINANCE LEASE AND LEASEBACK TRANSACTIONS AND ITS IMPACT ON THE COMPANY

The Finance Lease and Leaseback Transactions are conducive to broaden the financing channels, lower the finance cost, vitalize the inventory of fixed assets, and improve the asset utilization efficiency ratio of the Company. Not only can they satisfy the Company’s normal operation production needs for use of equipment assets, they also serve to alleviate the demands for capital by the Company. It does not exist circumstances that will prejudice the interests of the Company and its Shareholders.

BOARD CONFIRMATION

The Eleventh Meeting and Twelfth Meeting of the Eighth Session of the Board held by the Company on 20 October 2015 and 25 November 2015 had respectively approved the Resolution regarding the related transactions on finance lease and leaseback of the Controlled Subsidiaries and the Resolution regarding the related transaction on finance lease and leaseback services of Huaneng Pingliang Power Generation Limited Company as a controlled subsidiary. Pursuant to Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being Directors of the Board of the Company and being regarded as having a connected interest in the connected transactions, abstained from voting on the resolutions. The relevant resolutions were voted by Directors who are not connected to the Finance Lease and Leaseback Transactions.

The Board (including the independent non-executive Directors) are of the view that the Finance Lease and Leaseback Transactions are: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the independent third parties offered by the Company); and (iii) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

IMPLICATION OF THE FINANCE LEASE AND LEASEBACK TRANSACTIONS UNDER THE HONG KONG LISTING RULES

As the scale of the Finance Lease and Leaseback Transactions on an aggregated basis do not exceed 5% of the relevant applicable ratio as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Finance Lease and Leaseback Transactions are subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from the Independent Shareholders’ approval requirements.

However, pursuant to the Shanghai Listing Rules, the Finance Lease and Leaseback Transactions shall be subject to approval by the Independent Shareholders of the Company. The Company therefore seeks approval from Independent Shareholders to approve (among other things) the Finance Lease and Leaseback Transactions at the EGM.

5.	THE EGM

Under the Hong Kong Listing Rules, the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement constitute continuing connected transactions to the Company. The transaction scale of the transaction exceeds 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. Pursuant to Rule 14A.36 of the Hong Kong Listing Rules, the Company shall obtain the Independent Shareholders’ approval for the conduct of the transactions of purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement. On the other hand, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as the concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The EGM will be held for considering and approving the conduct of all the continuing connected transactions (and the respective caps) contemplated by the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions by the Independent Shareholders. Huaneng Group and HIPDC and their respective associates and Shareholders who are involved in, or interested in the transactions (including the proposed caps) contemplated by the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions (holding an aggregate of 7,167,926,520 shares in the Company, representing approximately 47.16% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the proposed caps) contemplated under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions at the EGM, at which the proposed resolution will be passed by way of ordinary resolutions and voting will be taken by way of a poll in accordance with the requirements of the Hong Kong Listing Rules.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the purchase of coal and transportation services, as well as the Other Transactions) and the Finance Lease and Leaseback Transactions before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation and the Other Transactions. In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent

LETTER FROM THE BOARD

Shareholders, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the Other Transactions would not be carried out by the Company.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

6.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 30 to 31 of this circular, and which contains their recommendation in respect of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions.

The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders on (i) the fairness and reasonableness of the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, and whether the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole; and (ii) the fairness and reasonableness of the terms of each of the Finance Lease and Leaseback Transactions and whether such transactions are in the interests of the Company and its Shareholders as a whole is set out on pages 32 to 53 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan Capital, considers that the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement and the terms of the Finance Lease and Leaseback Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, and the resolutions regarding the Finance Lease and Leaseback Transactions.

The Directors consider that the ordinary resolutions in relation to the proposed continuing connected transactions (including the respective caps) contemplated under the Huaneng Framework Agreement between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and its associates and the Finance Lease and Leaseback Transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such resolutions to be proposed at the EGM as set out in the notice of the EGM.

LETTER FROM THE BOARD

7.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

Registered office:
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

21 December 2015

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
CONNECTED TRANSACTIONS – FINANCE LEASE
AND LEASEBACK TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 21 December 2015, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transactions relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions constitute connected transactions to the Company. Accordingly, the conduct of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Guotai Junan Capital set out on pages 32 to 53 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Guotai Junan Capital, as stated in its aforementioned letter, we consider the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Agreement and the Finance Lease and Leaseback Transactions to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions are (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the independent third parties offered to the Company); and (iii) on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolutions in the Notice of EGM to be proposed at the EGM to be held on 12 January 2016 and thereby approve the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions.

Yours faithfully,
Li Zhensheng, Zhang Shouwen, Yue Heng, Geng Jianxin and Xia Qing
Independent Directors

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice from Guotai Junan Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the continuing connected transaction regarding the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement and the Finance Lease and Leaseback Transactions, which has been prepared for the purpose of inclusion in this circular.

27/F, Low Block Grand Millennium Plaza 181 Queen’s Road Central Hong Kong 21 December 2015

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

(1) CONTINUING CONNECTED TRANSACTION
REGARDING THE PURCHASE OF COAL
AND TRANSPORTATION SERVICES; AND
(2) CONNECTED TRANSACTIONS
REGARDING FINANCE LEASE
AND LEASEBACK TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with (i) the purchase of coal and transportation services (including the proposed annual cap) from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement (the “Coal Purchase” or the “Coal CCT”); and (ii) the finance lease and leaseback transactions between certain members of the Group (including Diandong Energy, Diandong Yuwang, Luoyuanwan Harbour and Pingliang Power Plant) and Tiancheng Leasing Company (the “Sale and Leaseback”). Details of the Huaneng Group Framework Agreement, the finance lease agreements between Tiancheng Leasing Company and each of Diandong Energy, Diandong Yuwang, Luoyuanwan Harbour and Pingliang Power Plant (the “Finance Lease Agreements”) and the transactions contemplated thereunder are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 21 December 2015 (the “Circular”) of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board, the Company had been conducting certain continuing connected transactions with Huaneng Group and its subsidiaries and associates under the existing framework agreement dated 19 November 2014 (the “2015 Huaneng Group Framework Agreement”) entered into with Huaneng Group for the year ending 31 December 2015. As the 2015 Huaneng Group Framework Agreement will expire on 31 December 2015 and parties intend to continue the Coal Purchase, on 19

LETTER FROM INDEPENDENT FINANCIAL ADVISER

November 2015, the Company and Huaneng Group, its ultimate controlling shareholder, entered into the Huaneng Group Framework Agreement in relation to, among others, the Coal Purchase for a term commencing on 1 January 2016 and expiring on 31 December 2016.

On the other hand, in order to broaden the financing channels, lower the finance cost, vitalise the inventory of fixed assets, and improve the asset utilisation efficiency ratio of the Company, the Company propose to adopt the sale and leaseback arrangement via its subsidiaries, namely Diandong Energy, Diandong Yuwang, Luoyuanwan Harbour and Pingliang Power Plant (collectively the “Lessees”), with Tiancheng Leasing Company, being owned by Huaneng Group (other than the Company) as to 80% and by the Company as to 20% respectively. Pursuant to the Finance Lease Agreements, the Group will sell some equipment assets to Tiancheng Leasing Company and then lease back for the terms of five years from the date when the leasing amount is paid to Tiancheng Leasing Company in around January or February 2016.

As Huaneng Group is a connected person of the Company, the transactions contemplated under the Huaneng Group Framework Agreement will constitute continuing connected transactions of the Company. As the proposed annual cap (the “Proposed Cap”) in respect of the Coal Purchase under the Huaneng Group Framework Agreement for the year ending 31 December 2016 exceeds HK$10,000,000 and the relevant applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements. As at the date of the Huaneng Group Framework Agreement, HIPDC, being the direct controlling shareholder of the Company, holds 33.33% of the total equity interests in the Company, while Huaneng Group holds a 67.75% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 10.23% direct equity interests in the Company, a 3.11% indirect equity interests in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect equity interests in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group). Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the Coal Purchase between the Company and Huaneng Group (including its subsidiaries and associates) constitute continuing connected transactions of the Company. Thus, Huaneng Group and HIPDC and their respective associates and Shareholders who are involved in, or interested in the Coal CCT (including the Proposed Cap) contemplated by the Huaneng Group Framework Agreement will abstain from voting at the EGM on the resolution with respect to the conduct of the Coal CCT (including the Proposed Cap).

Furthermore, as the scale of the Sale and Leaseback does not exceed 5% of the relevant applicable ratio as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Sale and Leaseback is subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. However, pursuant to the Shanghai Listing Rules, the Sale and Leaseback between the Group and Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) shall be subject to approval by the Independent Shareholders of the Company. The Company has to seek approval from Independent Shareholders to (among other things) approve the Sale and Leaseback at the EGM.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all of the five independent non-executive Directors, namely Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xia Qing has been established to consider the terms of the Coal CCT (including the Proposed Cap) and the Sale and Leaseback and to make recommendation to the Independent Shareholders as regards voting. We, Guotai Junan Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Coal CCT (including the Proposed Cap) and the Sale and Leaseback are on normal commercial terms and in the ordinary and usual course of business of the Company; fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

During the last two years, we have been previously engaged as an independent financial adviser to the Company (the “Previous Engagement”) for five times in respect of certain continuing connected transactions and the discloseable and connected transactions of the Company (for details please refer to the circulars of the Company dated 28 January 2013, 20 January 2014, 12 May 2014 and 13 November 2014 and 10 December 2014 respectively). Under the Previous Engagement, we were required to express our opinion on and give recommendation to the Independent Board Committee and Independent Shareholders in respect of the relevant transaction and the total professional fees we received from provision of services under the Previous Engagement were immaterial as compared to total revenue during the last two years. Apart from professional fees under normal commercial terms for our services to the Company solely in connection with the engagement described above, no arrangement exists whereby we will receive any fees and benefits from the Group and Huaneng Group or, where applicable any of their respective associates. We are independent from and not connected with the Group and Huaneng Group or, where applicable any of their respective substantial shareholders, directors or chief executive, or any of their respective associates pursuant to Rule 13.84 of the Hong Kong Listing Rules, and are accordingly qualified to give independent advice to the Independent Board Committee and the Independent Shareholders regarding the Coal CCT (including the Proposed Cap) and the Sale and Leaseback.

BASES AND ASSUMPTIONS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations expressed to us by the Directors and management of the Company. We have assumed that all such statements, information, opinions and representations expressed to us by the Directors and management of the Company, for which they are solely responsible, are true, accurate and complete in all material aspects at the time they were made and up to the date of the Circular. We have also assumed that all the opinions and representations have been reasonably made by the Directors and the management of the Company after due and careful enquiry. We have also sought and obtained confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information have been withheld, nor doubt the truth or accuracy of the information provided. We have not, however, conducted any independent investigation into the business and affairs of the Company or any of its subsidiaries, nor have we carried out any independent verification of the information supplied.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONCERNED

In considering whether the terms of the Coal CCT (including the Proposed Cap) and the Sale and Leaseback are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

(1)	The Coal Purchase

Background of and reasons for the Coal Purchase

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in the PRC nationwide. It is one of the largest listed power producers in the PRC, with existing controlling capacity of 81,132 MW (of which approximately 71,249 MW is relating to coal- fired power plants) as at the Latest Practicable Date.

As set out in the Letter from the Board, Huaneng Group has a close relationship with the Company through its direct and indirect interests in the share capital of the Company. Huaneng Group is principally engaged in, operation and management of enterprises investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As set out in the announcements of the Company dated 9 January 2015 and 16 July 2015 respectively, for the year ended 31 December 2014 and the six months ended 30 June 2015, the Group’s power plants within the PRC achieved a total power generation of approximately 294.39 billion kWh and 159.82 billion kWh respectively. Fuel cost represents the major component of operating expenses of the Company and coal is the major raw material of the Company for power generation. According to the annual report of the Company for the year ended 31 December 2014 (the “2014 Annual Report”), fuel cost amounted to approximately RMB64.76 billion for the year ended 31 December 2014 (2013: approximately RMB73.81 billion), representing approximately 65.3% of the total operating expenses (2013: approximately 67.9%). According to the interim report of the Company for the six months ended 30 June 2015 (the “2015 Interim Report”), fuel cost amounted to approximately RMB31.32 billion for the six months ended 30 June 2015, representing approximately 66.4% of the total operating expenses. Thus, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level.

As advised by the management of the Company, the Company purchases coal from coal mines and agencies close to their power plants or major transportation network in order to save time and cost in transportation. Since Huaneng Group owns coal mines throughout the PRC and some of these coal mines are located in close proximity of the Company’s inland coal-fired power plants, Huaneng Group has competitive advantages over other coal suppliers in supply efficiency and transportation cost-saving. Furthermore, the Company considers that the establishment of long-term corporation with nearby coal mines would enable its coal-fired power plants to obtain stable and economical coal supply. Besides, on 11 January 2013, the Company acquired 50% equity interest in China Huaneng Group Fuel Co., Ltd. (the “Fuel Company”) from Huaneng Group and since then the Fuel Company is an associated company of the Company and owned as to 50% by the Company and 50% by

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Huaneng Group. As advised by the management of the Company, after certain internal reconstruction, the Fuel Company started to supply seaborne coal to the Company and its subsidiaries on a large scale in June 2013. The Fuel Company sources coal supply by bulk purchase from the market and resells to relevant coal-fired power plants at a competitive price, and since June 2013 it has acted as a substantial seaborne coal supply arm of the Company’s coal-fired power plants in coastal region. Bulk purchases would usually enable purchasers to bargain favorable terms and pricing from suppliers, and thus, as the substantial supply arm of the Company and Huaneng Group for coal, the Fuel Company is able to take advantage of bargaining power from bulk purchasing and therefore access wider network of coal supply with competitive pricing. Accordingly, the Company expects that it will continue to source coal from Huaneng Group for consumption in power generation in the future, particularly due to the Company’s continuous expansion of its controlled generation capacity and sales channel during 2015. In light of the above, we are of the view that the Coal Purchase would enable the Company’s power plants to obtain stable supply of necessary fuel at competitive price.

We also understand from the management of the Company that Huaneng Group and its subsidiaries and associates may offer more favorable terms for bulk purchase of coal and transportation services and there has been no difficulty in materialising the coal purchase as set out in the coal purchase agreement with Huaneng Group. In this light, coal purchases from Huaneng Group would help stabilising coal supply to the Company. Besides, as the Coal Purchase from Huaneng Group has been carried out for several years in the past, each of the Company and Huaneng Group is familiar with the work flow and production condition of the relevant power plants. Therefore, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The Company and its subsidiaries, through the Huaneng Group Framework Agreement, will be able to consolidate the shipping resources owned by Huaneng Group, thus improving its coal transportation capability and ensuring the smooth transportation of the seaborne coal.

Based on the above, we consider that there is commercial rationale for the Company to conduct the Coal Purchase and the Coal Purchase is in the ordinary and usual course of business of the Company.

Principal terms of the Coal Purchase

The Coal Purchase would be conducted under the Huaneng Group Framework Agreement, for a term of one year commencing on 1 January 2016 and expiring on 31 December 2016. As set out in the Letter from the Board, pursuant to the Huaneng Group Framework Agreement, the prices and charges of the Coal Purchase would be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchase shall be no less favorable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

We have analysed the key terms of each of the Huaneng Group Framework Agreement in the ensuing sections, in relation to the aspects of the Proposed Cap and the measures to safeguard interests of Independent Shareholders, and formed our view in the paragraph headed “RECOMMENDATION ON THE COAL PURCHASE”.

The Proposed Cap

The Coal Purchase is subject to the Proposed Cap whereby the transaction value of the Coal Purchase will not exceed RMB26.2 billion for the year ending 31 December 2016 which is lower than the existing annual cap (the “Existing Cap”) of RMB42.8 billion set for the year ending 31 December 2015. As advised by the management of the Company, for the 10 months ended 31 October 2015, the actual transaction amount (unaudited) of the Coal Purchase amounted to approximately RMB14.1 billion. As set out in the Letter from the Board, the difference between the Existing Cap and the actual transaction amount was primarily due to the actual operation of the Company and the changes in the coal market and hence the variance in fuel purchase for 2015 (which will be analysed in the context below). As advised by the management of the Company, such factors were unexpected when determining the Existing Cap.

We have discussed with the management of the Company the basis and assumptions underlying the determination of the Proposed Cap and assessed its fairness and reasonableness. As advised by the management of the Company, both the Existing Cap for year ending 31 December 2015 and the Proposed Cap for the Coal Purchase for the year ending 31 December 2016 are determined separately each year after taking into account (i) the then existing overall business scale and operation of the power plants of the Company and its subsidiaries; (ii) the then anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries; (iii) the expected unit price of coal for the respective period during the term of the Huaneng Group Framework Agreement; and (iv) the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favourable prices and therefore the Company does not make reference to the level of the Existing Cap when determining the Proposed Cap.

Nevertheless, we noted that approximately 67.1% of the Existing Cap in respect of the coal purchase under the 2015 Huaneng Group Framework Agreement remained unutilised as at the 31 October 2015. As advised by the management of the Company, the lower-than-expected utilisation of the Existing Cap is mainly attributable to certain unexpected factors that (i) the growth of overall electricity consumption in the PRC in 2015 has continued to slow down; (ii) the operation of multiple West-to-East UHV transmission lines and some hydropower units and nuclear power generators by other parties have continued to exert negative impact on the amount of electricity generated by the Company; (iii) the coal price is generally lower than expected during 2015; and (iv) the lower-than- expected utilisation rate of certain of the Company’s coal fired power plants. As such, we have reviewed the research of China Electricity Council1 and noted that the growth rates of overall electricity consumption in the PRC were approximately 3.8% in 2014 (on year-on-year basis) and
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1
According to the website of China Electricity Council (CEC), CEC is a joint organisation of PRC’s power enterprises and institutions with members from State Grid Corporation of China, major power corporations and institutions. CEC acts as bridge between the government and power enterprises, conducts research on power industry and promotes the healthy development of the industry.

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approximately 0.8% in the first three quarters of 2015 (on period-on-period basis). In addition, we have obtained and compared the then expected unit price of coal when determining the Existing Cap and the unit prices in sample invoices for the coal purchased by the Group from Huaneng Group during the nine months ended 30 September 2015 and we noted that the latter ones were lower than the former one. Furthermore, we have reviewed the China Coal Price Index (“CCPI”) cited by www.coalchina.org.cn2 (國家煤炭工業網) and noted that the CCPI has been generally on decreasing trend in 2015. Furthermore, we have obtained and reviewed the utilisation hours of various coal fired power plants of the Company and noted that they generally decreased during the first three quarters of 2015 as compared to that in 2014.

As regards the Proposed Cap to be sought for the year ending 31 December 2016 of RMB26.2 billion, we have enquired the management of the Company as to the estimated purchases of coal. We understand from the management of the Company that the Proposed Cap is determined after taking into account (i) the expected quantity of coal to be purchased from Huaneng Group for the year ending 31 December 2016; and (ii) the expected unit price of coal for the year ending 31 December 2016. In order to assess the fairness and reasonableness of the estimated quantities and estimated prices of the Coal Purchase (i.e. the Proposed Cap), we have performed the following analysis.

As advised by the management of the Company, the expected quantity of coal to be purchased by the Group from Huaneng Group is determined based on expected controlling capacity of the Group’s coal-fired power plants and the anticipated situation of electricity consumption in the PRC. We noted from the announcements of the Company that the Group has generated approximately 159.82 billion kWh for the six months ended 30 June 2015 and approximately 241.00 billion kWh for the nine months ended 30 September 2015. Besides, the overall electricity generation of the Group for the nine months ended 30 September 2015 represents a mild increase of approximately 8.05% as compared to the same period in the previous year. We were also advised by the management of the Company that such increase was mainly due to the contribution by certain thermal plants newly acquired by the Company in January 2015 (For detail of the power plants, please refer to the circular of the Company dated 13 November 2014). As set out in the aforesaid announcements, electricity generation in certain power plants of the Group has been reduced mainly attributable to, among others, the operation of multiple West-to-East UHV transmission lines and some hydropower units and nuclear power generators by other parties and thus the growth of electricity generation was hindered.

In view of that (i) the electricity consumption in the PRC has been increasing; (ii) the Company intends to increase its generation capacity in 2016 to cope with the potential increase in demand of electricity in the future; and (iii) the Company has invested RMB400 million in the establishment of energy sale companies in Jiangsu and Guangdong Province in the third quarter of 2015 to develop its market in the future, the Company believes that the negative impact to the level of electricity generation of the Group from the factors mentioned above may vanish along the time. In addition, the Company expects to further expand its total capacity for coal-fired power plants by approximately 2,500 MW during 2016 in response to the expected increase in electricity generation. Particularly, we note from the undertaking given by Huaneng Group to the Company (as disclosed in
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2
This website is one of the platforms of China National Coal Association (CNCA, 中國煤炭工業協會) to release information on coal industry to the relevant companies and public. CNCA is an organisation for coal industry administered by State-owned Assets Supervision and Administration Commission of the State Council of the PRC.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

the 2014 Annual Report and updated in the third quarterly report of the Company for 2015) that with respect to the other non-listed conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that by the end of 2016, upon such assets meeting the conditions for listing, Huaneng Group will inject such assets into the Company, with a view to supporting the Company’s continuous and stable development. Having considered the aforesaid, the Company expects an increase in electricity generation and coal demand in 2016 as compared to the actual level during 2015 and that the level of coal purchase would increase gradually in 2016. Thus, we concur with the management of the Company that the expected increase in level of coal purchase from Huaneng Group is acceptable.

Since coal price is a key factor affecting utilisation of the Existing Cap and the transaction amounts under the Coal Purchase for the year ending 31 December 2016 (i.e. the Proposed Cap), we have further analysed the pricing of the Coal Purchase to assess the reasonableness of the Proposed Cap. Pursuant to the Huaneng Group Framework Agreement, the prices and charges of the Coal Purchase would be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of such purchase shall be no less favorable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services. According to the management of the Company, the Company has relevant policies and procedures in place to ensure that the terms of the transactions entered into by the Company and its subsidiaries with Huaneng Group pursuant to the Huaneng Group Framework Agreement are no less favorable to those entered into by the Company and its subsidiaries with independent third party(ies). We have obtained and reviewed samples of agreements and invoices of coal purchases from Huaneng Group and those from independent coal suppliers in 2015. We noted that the terms of purchases from Huaneng Group, including pricing and payment terms, have been comparable to those charged by independent coal suppliers and are under normal commercial terms.

We have enquired the management of the Company as to the unit coal price used in determining the Proposed Cap and we were advised by the management of the Company that the Company has assumed that the Coal Purchase will be conducted at a unit coal price (transportation cost included) which is lower than that adopted for determining the Existing Cap after taking into account the historical trend and prevailing level of coal price in the PRC. To assess the fairness and reasonableness of the unit coal price estimated by the Company for determining the Proposed Cap, we have reviewed, on sampling basis, the historical transaction price of coal between the Group and Huaneng Group in 2015 and compared them to (i) the unit coal price between the Group and third parties at the relevant time; and (ii) the public information on the trend of coal price in the PRC (such as the aforesaid websites), and we noted that the pricing of the historical transactions of coal pursuant to the 2015 Huaneng Group Framework Agreement are comparable to that with third parties, and are generally in line with the historical price trend. We were also advised by the management of the Company that the estimated unit coal price for the Coal Purchase is determined with reference to the then recent price level after taking into account the expected growth due to the favourable policies of the PRC government (as detailed below). Having reviewed the recent purchase price of coal by the Group and the recent policies as announced by the PRC government, we consider that the level of estimated unit coal price for the Coal Purchase is reasonable.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

As advised by the management of the Company, the Company has taken into account the buffer to accommodate the upside potential for the future coal price when determining the Proposed Cap. We have reviewed recent PRC coal price information (such as CCPI) and noted that the price index has decreased gradually during the past year. Furthermore, we also noted that the PRC government has announced certain notices and opinion letters, such as 國家能源局關於調控煤炭總量優化產業佈局的指導意見 (Guiding Opinions of the National Energy Administration on the Total Quantity Control of Coal and the Optimization of Industrial Layout) and 國家能源局關於開展煤礦建設秩序專項監管的通知 (Notice of the National Energy Administration on the Commencement of Supervision on Orderly Construction of Coal Mine), which set out certain requirements on coal mining and principles for optimising the coal industry and aims to facilitate the long-term and healthy growth of coal industry. Furthermore we also noted that in September 2015, the National Development and Reform Commission (“NDRC”) of the PRC published two notices in relation to the PRC coal industry, namely 國家發展改革委關於從嚴控制新建煤礦項目有關問題的通知 (Notice of NDRC on stringent control over issues of new coal mine projects) and 國家發展改革委關於嚴格治理違法違規建設煤礦有關問題的通知 (Notice of NDRC on strict governance on issues of illegal setup of coal mines) (collectively the “Notices”). As mentioned in the Notices, the PRC government intends to, among others, (i) enhance the control on approval of new coal mines by setting out further requirements; and (ii) restate its stance against illegal operation of coal mines, in order to regulate the PRC coal mining industry and facilitate its healthy growth. We concur with the management of the Company these government notices and letters may have positive impact to the coal industry and coal price in the PRC. Yet, due to the Company’s expectation that the coal price in the PRC would be stable at the recent level, the expected total transaction amount under the Coal Purchase for the year ending 31 December 2016 (i.e. the Proposed Cap) is still lower than the Existing Cap.

On the above basis, we consider that the bases on which the Proposed Cap were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

Measures to safeguard interests of the Independent Shareholders

As advised by the management of the Company, since the operation of the Fuel Company as substantial seaborne coal supply arm of the Company, the Company has been playing a positive role in the operating of the Fuel Company in order to closely monitor the commercial terms and pricing of the Coal CCT with the Fuel Company, and ensure such connected transaction is in the interests of the Company and the Shareholders as a whole. The Company will continue to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from the Fuel Company will be no less favourable than those available from independent third parties.

Directors and senior management of the Company will monitor closely and review regularly the Coal CCT of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the Coal CCT, the independence of the Company; the

LETTER FROM INDEPENDENT FINANCIAL ADVISER

fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant policies and procedures include:

•	the Coal CCT is in the ordinary course of business of the Company and is to be conducted on a non-exclusive basis;

•
the Company has established a dedicated information exchange and mechanisms for weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as different market prices, indices, storage level; (ii) the establishment of the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly, and monthly prices of coal based on harbour and water transportation and related developments; and (iii) the collection of information on the local market and pithead prices by the Company’s branch companies and power plants. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance price. The Company will independently choose and purchase from the best offer according to the market conditions within the parameters of the Company’s procurement strategies;

We have also obtained the relevant internal policies of the Company in relation to its connected transactions and noted that it has set out the definition of connected persons, reporting and approval mechanism of connected transactions and relevant procedures to monitor the connected transactions such that the terms of the transactions entered into by the Group with Huaneng Group pursuant to the Huaneng Group Framework Agreement are no less favorable to those entered into by the Group with independent third party(ies).

RECOMMENDATION ON THE COAL PURCHASE

Taking into consideration of the above principal factors (particularly the principal terms of the Coal Purchase, the Proposed Cap and the measures to safeguard interests of the Independent Shareholders) and reasons, we are of the view that the Coal Purchase is in the ordinary and usual course of business of the Company, on normal commercial terms, and the terms thereof (including the Proposed Cap) are fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favor of the resolution to be proposed at the EGM thereby approving the Coal Purchase. Independent Shareholders are reminded that, resolution approving the Huaneng Group Framework Agreement will be proposed at the EGM. By voting in favor of the resolution relating to the Huaneng Group Framework Agreement, the Independent Shareholders would approve all the transactions contemplated thereunder. Independent Shareholders are advised to read the Letter from the Board carefully for the details of other transactions contemplated under the Huaneng Group Framework Agreement before making their decisions as regards voting.

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(2)	The Sale and Leaseback

Background of and reasons for the Sale and Leaseback

Financial information of the Company

Set out below is a summary of certain financial information of the Company extracted from the 2014 Annual Report and the 2015 Interim Report.

	For the six months ended 30 June 2015	For the six months ended 30 June 2014	For the year ended 31 December 2014
	(Unaudited)	(Unaudited)	(Audited)
	RMB’million	RMB’million	RMB’million

Income and expenses
Operating revenue	65,305	64,606	125,409
Profit from operations	17,513	14,418	25,275
Interest expense	(4,088)	(3,727)	(7,814)
Net profit	10,972	8,421	13,562

	As at 30 June 2015	As at 31 December 2014
	(Unaudited)	(Audited)
	RMB’million	RMB’million

Key item of current assets
Bank balances and cash	10,155	12,608

Key items of current liabilities
Short-term borrowings	52,110	43,529
Short-term bonds	19,214	18,245
Current portion of long-term bonds and borrowings	16,759	12,413
Total	88,083	74,187

Key items of non-current liabilities
Long-term borrowings	67,209	5,638
Long-term bonds	16,254	22,726
Total	83,463	80,364
Total equity (excluding non-controlling interests)	74,741	70,129
Gearing ratio (Note)	2.30 times	2.20 times

Note:	Gearing ratio is defined as all borrowings and bonds divided by shareholder’s equity (excluding non- controlling interests) as at the end of year or period.

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As set out above, the Company recorded an audited consolidated operating revenue of approximately RMB125.4 million for the year ended 31 December 2014 and approximately RMB65.3 million for the six months ended 30 June 2015 (which is comparable to that for the same period during 2014). During the six months ended 30 June 2015, the Company recorded an unaudited consolidated net profit of approximately RMB11.0 million as compared to that of approximately RMB8.4 million for the same period during 2014. The amount of interest expense has been relatively stable during the abovementioned year and period.

The current liabilities of the Company increased from approximately RMB104,846 million as at 31 December 2014 to approximately RMB123,894 million as at 30 June 2015, representing an increase of approximately 18.2%. Such increase was mainly due to the increase in short-term borrowings, short-term bonds and current portion of long-term bonds and borrowings by approximately 18.7% as compared to that as at 31 December 2014. Besides, the non-current liabilities increased from approximately RMB85,543 million as at 31 December 2014 to approximately RMB89,870 million as at 30 June 2015, representing an increase of approximately 5.1%. Such increase was mainly due to the increase in the non-current portion of long-term borrowings by approximately 16.6% as compared to that as at 31 December 2014.

According to the 2015 Interim Report, the annual interest rate of short-term borrowings of the Company ranged from 4.00% to 6.00% for the year six months ended 30 June 2015 whereas the annual interest rate of the short-term bonds issued by the Company ranged from 3.10% to 4.90%. In addition, we noted from the 2015 Interim Report that the long-term borrowings of the Company comprise (i) loans from Huaneng Group and its subsidiaries bearing annual interest rate from approximately 4.95% to 5.89%; and (ii) bank loans and other loans, bearing annual interest rate from approximately 0.75% to 6.55%, whereas the annual interest rate of the long-term bonds issued by the Company ranged from 3.85% to 5.90% for the six months ended 30 June 2015. The Company’s bank balances and cash decreased from approximately RMB12,608 million as at 31 December 2014 to approximately RMB10,155 million as at 30 June 2015, representing a decrease of approximately 19.46%. Such decrease in cash and cash equivalent was mainly due to the net cash used in (i) repayment of bonds and borrowings; (ii) payment for the purchase of property, plant and equipment and other non-current non-financial assets; and (iii) considerations for acquisitions of subsidiaries. According to the 2015 Interim Report, the Company (i) settled the consideration of approximately RMB9.6 billion for the acquisition of various power plants; and (ii) spent approximately RMB11.4 billion on the capital expenditure for construction and renovation projects of the Company, during the first half of 2015.

As advised by the management of the Company, the Company expects to finance its future capital expenditure and acquisition costs, if any, primarily from internal funds, cash flows from operating activities, and potential debt and equity financings and continue to make efforts to control its financing costs.

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Reasons for entering into of the Finance Lease Arrangements

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in the PRC nationwide. It is one of the largest listed power producers in the PRC. As at the Latest Practicable Date, the controlled generation capacity is 81,132 MW and the equity based generation capacity is 72,375 MW. The Lessees were subsidiaries of the Company as at the Latest Practicable Date.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Tiancheng Leasing Company was incorporated in the PRC in April 2014, which is a sino- foreign joint venture finance lease enterprise with funds previously contributed by Huaneng Capital, Hua Neng Group HK, the Company, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK. Tiancheng Leasing Company is the platform for finance asset management of Huaneng Group and is principally engaged in equity finance leasing, finance leasing, purchase of finance leasing assets in the PRC and abroad, salvage treatment and maintenance of finance leasing assets, advisory and guarantee services on finance leasing transactions.

As set out in the Letter from the Board, the Sale and Leaseback is conducive to broaden the financing channels, lower the finance cost, vitalise the inventory of fixed assets, and improve the asset utilisation efficiency ratio of the Company. Not only can it satisfy the Company’s normal operation production needs for use of equipment assets, it also serves to alleviate the demands for capital by the Company. It does not exist circumstances that will prejudice the interests of the Company and its Shareholders. As set out in the Letter from the Board, the assets subject to sale and leaseback arrangement mainly comprise (i) equipment assets forming part of the boilers and steam turbines located in the power plant of Diandong Energy; (ii) equipment assets forming part of the boilers, steam turbines, machine condenses and induced fans located in the power plant of Diandong Yuwang; (iii) equipment assets forming part of the loading equipment located in the power plant of Luoyuanwan Harbour; and (iv) equipment assets forming part of the boilers, steam turbines and generators located in Pingliang Power Plant. As such, we have obtained and reviewed a list of assets subject to the Sale and Leaseback and we noted that they mainly comprise (i) equipment being used by the Lessees for their power generation, such as boilers, turbines, induced draft fans, generators, power cords, transformers, condensers; and (ii) equipment being or to be used for unloading coal on the site of Luoyuanwan Harbour, such as grab type ship unloaders. Having enquired the management of the Company as to the usage of the aforesaid assets, we noted that most of them are being utilised on site whilst few is expected to be installed and utilised in early 2016 but in general, their utilisation rates (as measured by the number of day being utilised throughout a year) are low. As advised by the management of the Company, the remaining useful life of such assets are generally over ten years and the low utilisation rates of the aforesaid assets was mainly due to the generally low demand of electricity as well as low consumption of coal in the relevant area where the sites of the Lessees are located. Therefore, the Sale and Leaseback would enable the Lessees to obtain financing whilst continue to use their equipment assets for operation.

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As advised by the management of the Company, given the sluggish growth of the PRC power industry and the loss-making performance or net liabilities position of the Lessees, banks in the PRC are generally reluctant to provide loans to the Lessees in the amount equivalent to the total value of pledged assets and interest rate are generally determined after considering the credit risk relating to the abovementioned factors. As such we have obtained and reviewed the quotations offered to the Company by third party banks and noted that the interest rate offered by third party banks in the PRC to the Lessees are based on the relevant PBOC rate (or with discount up to 2%) and the scale of available bank loans are less than the total value of assets subject to the Sale and Leaseback. As advised by the management of the Company, the Sale and Leaseback represents a support by Huaneng Group to the Company to facilitate its operation and development instead of a pure commercial transaction for taking economic advantage, and thus the terms under the Sale and Leaseback are more favourable than those offered by the third party banks. Hence, the interest rate under the Sale and Leaseback is lower than those could be offered by third party banks and the scale of leasing amount to be provided by Tiancheng Leasing Company (which is based on the total value of assets subject to the Sale and Leaseback) are larger than that could be provided by third party banks. Besides, in view that the existing interest rate of long-term bank loans to the Company is up to around 6% per annum (i.e. higher than that of the Sale and Leaseback) and it is expected that application of large scale of bank loans is usually subject to lengthy negotiation with and due diligence by the banks, the Company decides not to obtain bank loans itself and then grant to the Lessees. As set out in the announcements of the Company (the “Debenture Announcements”) dated 15 April 2015, 16 June 2015, 20 June 2015, 1 July 2015, 11 July 2015 and 22 August 2015 respectively, the Company has issued certain short-term/super short-term debentures in aggregate amount of RMB19 billion with interest rate ranging from 3.05% to 4.44%. We noted from the Debenture Announcements that the proceeds from issuing the debentures of the Company would be used to repay bank loans and/or improve finance structure and supplement the operational working capital. We were advised by the management of the Company that the proceeds to be raised from the Sale and Leaseback are also expected to be used in repayment to loans, supplement to operational working capital and other expenditure relating to its expansion. We were further advised by the management of the Company that the Company has also considered equity financing methods, such as rights issue, open offer and placing of new Shares. According to the announcements of the Company dated 13 November 2015 and 20 November 2015, the Company completed a placing of new Shares under general mandate pursuant to which the Company has raised a net proceeds of approximately HK$5.69 billion and they are intended to be used in repaying the bank loans and supplementing the working capital of the Company. However, given that the aforesaid equity fund- raising methods (i) are usually time consuming as the Company has to find underwriters, placing agents and investors, particularly in the recent market sentiment, and pass through the necessary administrative and dealing procedures; (ii) also incur the cost on commission payment in relation to the underwriting and placing of new Shares; and (iii) may result in potential dilution effect to the shareholding in the Company, the Company considers that the aforesaid equity financing methods are not appropriate.

We understand from the management of the Company that it has taken into account the RMB lending rates for five year term as quoted by The People’s Bank of China (“PBOC”) when determining the ceiling of the effective finance costs of the Sale and Leaseback. In this regard, we have conducted independent research on the official website of PBOC and noted that the RMB lending rate for five year term has been adjusted downward five times from 6.00% to 4.75% since

LETTER FROM INDEPENDENT FINANCIAL ADVISER

2015. Given that the aforesaid PBOC lending rate has been generally on downward trend and the latest rate is lower than the annual interest rates of existing secured long-term borrowings of the Group which range from 5.08% to 6.15% as set out in the 2015 Interim Report, we consider that it is reasonable for the Company to capture the fund-raising opportunity and obtain a more favourable cost of capital via the Sale and Leaseback.

Having considered (i) the capital intensive nature of the Company’s business; (ii) the recent fund-raising need of the Company; and (iii) the nature and historical utilisation of these assets, we consider that the Company has commercial rationale to make use of certain fixed assets for obtaining additional financing at possible lower finance cost.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Principal terms of the Sale and Leaseback

Pursuant to the Finance Lease Agreements, the Group will, subject to the approval of the Independent Shareholders, sell certain assets of the Group to Tianchang Leasing Group and lease back the same assets. The principal terms of the Finance Lease Agreements are set out below:

Assets subject to the Sale and Leaseback:	1.	Between Diandong Energy and Tiancheng Leasing Company: Equipment assets forming part of the boilers and steam turbines

	2.	Between Diandong Yuwang and Tiancheng Leasing Company:
Equipment assets forming part of the boilers, steam turbines, machine condenses and induced fans

	3.	Between Luoyuanwan Harbour and Tiancheng Leasing Company:
Equipment assets forming part of the loading equipment

	4.	Between Pingliang Power Plant and Tiancheng Leasing Company:
Equipment assets forming part of boilers, steam turbines and generators

Term of lease:
Five years, from the date when the respective leasing amounts are paid by Diandong Energy, Diandong Yuwang, Luoyuanwan Harbour and Pingliang Power Plant to Tiancheng Leasing Company, which will be in around January 2016

Finance amount:	1.	Between Tiancheng Leasing Company and Diandong Energy:
RMB1,100 million

	2.	Between Tiancheng Leasing Company and Diandong Yuwang:

	3.	Between Tiancheng Leasing Company and Luoyuanwan Harbour:
RMB270 million

	4.	Between Tiancheng Leasing Company and Pingliang Power Plant:
RMB700 million

i.e. the aggregate amount is RMB3,570 million.

Consolidated finance costs:	7% lower than the benchmark RMB lending rate for five year term as quoted by PBOC as of the Finance Lease Agreements becoming effective.

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Should there be any adjustment to the leasing rate for calculating the benchmark lending rate for the corresponding period, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

Handling fee:		Nil

Leasing amount and payment method:	1.	Between Diandong Energy and Tiancheng: Shall be around RMB1,299 million

	2.	Between Diandong Yuwang and Tiancheng:
Shall be around RMB1,776 million

	3.	Between Luoyuanwan Harbour and Tiancheng:
Shall be around RMB307 million

	4.	Between Pingliang Power Plant and Tiancheng:
Shall be around RMB797 million

Leasing amount (equal to principal plus relevant leasing interest) of all the above transactions shall be repayable on a quarterly basis commencing on the lease commencement date and there will be 20 instalments in total.

i.e. the aggregate amount shall be around RMB4,179 million.

Amount on repurchase:	RMB1 for each leased asset upon expiry of its lease term.

As set out in the Letter from the Board, the pricing policy of the Sale and Leaseback shall be in accordance with the normal commercial terms (on arm’s length terms or on terms which shall be no less favourable than those offered by independent third parties), basing on the market prices on principles of fairness, openness, voluntary and trustworthiness as negotiated by the parties. Moreover, the finance costs (as mentioned above) shall not be higher than the finance costs for comparable finance lease services available from other finance leasing companies in the PRC and will not be higher than the finance costs for similar finance lease services offered by Tiancheng Leasing Company to other members of Huaneng Group. We are given to understand that the Company has relevant measures in place to ensure the abovementioned, particularly the Company will obtain terms and rate(s) of interests etc. relating to financial leasing transactions (i) from third party major finance leasing companies in the PRC; and (ii) offered by Tiancheng Leasing Company to other members of Huaneng Group, for comparison. As reaffirmed by the management of the Company, the Company has also followed such measures when fixing the relevant terms of the Finance Lease Agreements by (i) obtaining quotation from third party banks in the PRC (as discussed above) and reviewing the terms of finance lease between Tiancheng Leasing Company and Huaneng Renewables Corporation Limited (summary of principal terms are set out in the table for comparable company analysis in the following context); and (ii) obtaining the latest relevant benchmark RMB lending rate as quoted by the PBOC. As part of our due diligence, we have enquired the management of the Company as to the

LETTER FROM INDEPENDENT FINANCIAL ADVISER

basis of determining the finance amount of the assets (i.e. RMB3,570 million in total) and we noted that the Company has taken a cost approach in valuing such assets by referencing to their book value. As such, we have obtained and reviewed the latest book value of the assets subject to the Sale and Leaseback taking into account the expected depreciation until the expected date of sales of assets (in around January 2016). Upon review, we noted that the aforesaid total finance amount was very close to the total book value. We were advised by the management of the Company that the slight difference between the expected total book value and finance amount for assets (being approximately 1.6% less than the expected total book value) was mainly due to the rounding issue. Taking into account (i) the nature of assets subject to the Sale and Leaseback (being equipment or parts used or to be used in the ordinary course of business of the Lessees); and (ii) the basis of determining the value of assets, we consider that the total finance amount is reasonable.

In assessing the fairness and reasonableness of the terms of the Finance Lease Agreements, we have compared their principal terms with recent cases precedent of other companies listed on the Stock Exchange.

We have, based on the public information available on the website of the Stock Exchange, exhaustively identified six companies listed on the Stock Exchange, namely China WindPower Group Limited (Stock code: 182), China Datang Corporation Renewable Power Co., Limited (Stock code: 1798), United Photovoltaics Group Limited (Stock code: 686), Huadian Power International Corporation Limited (Stock code: 1071), Huaneng Renewables Corporation Limited (Stock code: 958) and Beijing Jingneng Clean Energy Co., Limited (Stock code: 579) (collectively the “Comparable Companies”) which are principally engaged in PRC power industry and have conducted similar sale and leaseback activities (i.e. lease is (i) being RMB-denominated; and (ii) involve machinery and equipment used in the principal business activities of the listed companies) since 2014. Thus, we consider that the Comparable Companies are fair and representative samples for comparison. Set out below is the table summarising the principal terms of the sale and leaseback arrangement of the Comparable Companies and the Company.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Stock code	Company name	Announcement date	Term of lease	Leasing amount including interest payment	Interest rate charged	Handling fees	Assets repurchase price

1798	China Datang Corporation Renewable Power Co., Limited	12/10/2015	2 years	Not yet determined in the relevant framework agreement (Note 1)	Benchmark lending rate for relevant term as quoted by PBOC	A one-off non-refundable handling fee may be charged on terms no less favourable to the lessee than those offered by independent third parties (Note 2)	RMB1

182	China WindPower Group Limited	10/09/2014	10 years	RMB587.1 million	Benchmark lending rate for term over 5 years as quoted by PBOC	Nil	RMB1

686	United Photovoltaics Group Limited	(i) 19/12/2014 (ii) 14/4/2015 (iIi) 5/6/2015	(i) 8 years (ii) 10 years (iii) 10 years	(i) RMB293.26 million (ii) RMB398.93 million (iii) RMB395.32 million	Referring to benchmark lending rate for same term as quoted by PBOC with following premium: (i) 20% premium (ii) 10% (iii) 0.565% premium	Nil	RMB100

1071	Huadian Power International Corporation Limited.	16/7/2015	1 year	Not exceeding RMB1 billion	Not exceeding the benchmark lending rate applicable to PRC banks for the same period and for the same term	Not specified	RMB1

958	Huaneng Renewables Corporation Limited (lessee of Tiancheng Leasing Company)	(i) 12/08/2014 (ii) 15/09/2014	Around 29 months	Not exceeding RMB2,985 million (being aggregate value of maximum transaction amount and interest payment under the sale and leaseback over the term of lease)	Referring to the benchmark lending rates for term loans promulgated by PBOC from time to time	Not specified	Amount not specified but if any, would be charged on terms no less favourable to the lessee than those offered by independent third parties

579	Beijing Jingneng Clean Energy Co., Limited	25/07/2014	30 months	RMB344.2 million	5% below the benchmark lending rates for 3 year term as promulgated by PBOC from time to time	Not specified	RMB100

902	The Company	(i) 20/10/2015 (ii) 26/11/2015	5 years	RMB4,179 million	7% lower than the benchmark RMB lending rate for five year term as quoted by PBOC as of the Finance Lease Agreements becoming effective	Nil	RMB1

Note 1:
The basis of determining the value of the leasing equipment is the fair market value of such leasing equipment and the lessor will also make reference to the net carrying amount of such leasing equipment and ensure that the amount to be leased will not exceed the lower of the fair market value and the net carrying amount of the leased asset in any event.

Note 2:
 In determining the interest rate or amounts of the handling fee and purchase option, the lessor will conduct an overall return assessment after considering, inter alia, the prevailing rates of PBOC or the major financial institutions in PRC, as the case may be, so as to meet the return requirements and the credit risk assessment to the relevant finance lease.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Upon comparison above, we noted that except difference in the term of financial lease varies among the Comparable Companies and the Company, other principal terms (such as determination of interest rate and nominal price for assets repurchase) under the Sale and Leaseback are comparable to those of the Comparable Companies.

Furthermore, as regard the total leasing amount (including interest payments) of RMB4,179 million, we have obtained and reviewed the expected repayment schedules of the lease in relation to the Sale and Leaseback. We noted that each quarterly lease repayment amount comprises a fix element for principal repayment and a variable element for the interest repayment (i.e. being the product of outstanding principal amount and applicable interest rate at the relevant time). On the assumption made by the Company that repayments will be made along the coming five years after the sale of assets, the implied effective interest rate under the Sale and Leaseback is roughly the same as the relevant benchmark RMB lending rate as currently quoted by PBOC with 7% discount to it, and is consistent with the pricing policy under the Finance Lease Agreements (i.e. interest rate to be capped by 7% lower than the benchmark RMB lending rate for five year term as quoted by PBOC). As regards the adjustment clause for the lease amount under the Finance Lease Agreements, we noted from the aforesaid repayment schedules that the variable element for the interest repayment would be affected by the change in the benchmark lending rate in essence that it is proportional to the interest rate.

Possible financial impact of the Sale and Leaseback

Upon the transactions contemplated under the Finance Lease Agreements, it is expected that (i) the total assets of the Company will increase to reflect the sale proceeds of the assets and there will be no material financial impact on the fixed assets of the Company; and (ii) the total liabilities of the Company will increase to reflect the payment obligation of the Company under the Finance Lease Agreements. According to the 2015 Interim Report, the unaudited aggregate balance of borrowings and bonds was approximately RMB171,546 million and the unaudited balance of shareholder’s equity (excluding non-controlling interests) was approximately RMB74,741 million respectively as at 30 June 2015. Hence, the gearing ratio is approximately 2.30 times. Assuming that all the transactions contemplated under the Finance Lease Agreements are to be conducted at the same time and further that there has been no change in the aforementioned balances until the date of the transactions and the relevant interest rate during the term of the Finance Lease Agreements, the aggregate balances of borrowings and bonds would increase by approximately RMB4,179 million, being the total leasing amount (including interests), to approximately RMB175,725 million. Accordingly, the gearing ratio (for illustrative purpose only) would increase to approximately 2.35 times.

Since the assets will be sold at the value already taking into account of the depreciation up to the expected date of sale, it is expected that the Company will not record any material gain or loss on disposal of the assets. Nevertheless, the Shareholders should note that the actual gain or loss as a result of the Sale and Leaseback to be recorded by the Company is subject to audit and is to be determined based on the actual amount of the book value of the assets subject to the Sale and Leaseback on the completion date of transactions and thus may or may not deviate from the abovementioned. Given that the Sale and Leaseback would provide a mean to the Company to obtain financing on terms no less favourable than those offered by independent third parties, it may lower

LETTER FROM INDEPENDENT FINANCIAL ADVISER

the finance cost (on the basis that the Company will still obtain the financing from third parties to the same extent even without the Sale and Leaseback) and thus may bring positive effect to the earnings of the Company in future.

Measures to safeguard interests of the Independent Shareholders

We were advised by the management of the Company that the Company has taken and will continue to take the following measures to safeguard the interests of the Independent Shareholders in respect of the Sale and Leaseback.

•
before considering to conduct transactions under the Sale and Leaseback, the Company will obtain terms and rate(s) of interests etc. relating to financial leasing transactions (i) from major finance leasing companies in the PRC (who are independent of the Company and the connected persons of the Company); and (ii) offered by Tiancheng Leasing Company to other members of Huaneng Group, for comparison;

•
continuously monitor the level of benchmark RMB lending rate for five year term as quoted by PBOC for the corresponding period of withdrawal to determine if any adjustment to lease amount should be made;

•
the Company will strictly review the transactions under the Sale and Leaseback and the independent non-executive Directors will review the transactions contemplated under the Finance Lease Agreements, in order to assess the fairness and reasonableness of the terms of the Sale and Leaseback.

In light of the abovementioned, we consider that the Company has appropriate measures in place to govern the conduct of the Sale and Leaseback and safeguard the interests of the Independent Shareholders.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

RECOMMENDATION ON THE SALE AND LEASEBACK

Having considered the abovementioned principal factors and reasons, we are of the view that (i) the Sale and Leaseback is in the ordinary and usual course of business of the Company and is on normal commercial terms; and (ii) the terms of the Sale and Leaseback are in the interests of the Company and the Shareholders as a whole and fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolution proposed to approve the Sale and Leaseback at the EGM.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited
Wilson Lo
Deputy General Manager

Note:
Mr. Wilson Lo has been a responsible officer of Type 6 (advising on corporate finance) regulated activity since 2006. Mr. Wilson Lo has more than ten years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions (including connected transactions of listed companies in Hong Kong).

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

APPENDIX	GENERAL INFORMATION

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	33.33%(L)	48.25%(L)
China Huaneng Group (Note 3)	Domestic shares	1,629,264,402(L)	Beneficial owner	10.72%(L)	15.52%(L)	–
China Huaneng Group (Note 4)	H shares	472,000,000(L)	Beneficial owner	3.11%(L)	–	10.04%(L)
Hebei Provincial Construction Investment Company	Domestic shares	602,300,000(L)	Beneficial owner	3.96%(L)	5.73%(L)	–
Blackrock, Inc. (Note 5)	H shares	358,739,307(L) 232,000(S)	Interest of controlled corporation	2.36%(L) 0.001%(S)	–	7.63%(L) 0.04%(S)
JPMorgan Chase & Co. (Note 6)	H shares	182,575,015(L)	Beneficial owner	1.20%(L)	–	3.88%(L)
		12,451,674(S)	Beneficial owner	0.08%(S)	–	0.26%(S)
		175,353,800(L)	Investment manager	1.15%(L)	–	3.73%(L)
		4,520(L)	Trustee	0.00002%(L)	–	0.00010%(L)
		207,197,225(L)	Custodian	1.36%(L)	–	4.40%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 67.75% direct interests and an additional 5% indirect interests in HIPDC.

(3)	Of the 1,629,264,402 domestic shares, China Huaneng Group held 74,139,853 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 1,284,000 shares was held through cash settled derivatives (off exchange).

(6)
Long position of 734,920 shares and short position of 1,721,040 shares were held through physically settled derivatives (on exchange). Short position of 492,000 shares was held through cash settled derivatives (on exchange). Long position of 2,625 shares and short position of 250,161 shares were held through physically settled derivatives (off exchange). Long position of 17,008,473 shares and short position of 9,988,473 shares were held through cash settled derivatives (off exchange).

APPENDIX	GENERAL INFORMATION

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation;

(ii)	Mr. Guo Junming is the chief accountant of China Huaneng Group and director of Huaneng International Power Development Corporation;

(iii)	Mr. Liu Guoyue is the vice president of China Huaneng Group;

(iv)	Mr. Li Shiqi is the director and president of Huaneng International Power Development Corporation;

(v)	Mr. Huang Jian is the assistant of president of China Huaneng Group;

Supervisors

(vi)	Mr. Ye Xiangdong is the vice president of China Huaneng Group, director of Huaneng International Power Development Corporation; and

(vii)	Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation.

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2014, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

APPENDIX	GENERAL INFORMATION

5.	CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Guotai Junan Capital
a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services (and the proposed caps) under the Huaneng Group Framework Agreement and the Finance Lease and LeasebackTransactions

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which had been since 31 December 2014 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisor of the Company had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	DIRECTORS’ OR SUPERVISORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2014 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

APPENDIX	GENERAL INFORMATION

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	MISCELLANEOUS

(a)	Mr. Du Daming is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

Copies of the following to documents will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 12 January 2016:

(1)	Huaneng Group Framework Agreement;

(2)
the finance lease agreement entered into between Diandong Energy and Tiancheng Leasing Company on 25 November 2015 in relation to the finance lease and leaseback transaction to be conducted between Diandong Energy and Tiancheng Leasing Company;

(3)
the finance lease agreement entered into between Diandong Yuwang and Tiancheng Leasing Company on 25 November 2015 in relation to the finance lease and leaseback transaction to be conducted between Diandong Yuwang and Tiancheng Leasing Company;

(4)
the finance lease agreement entered into between Luoyuanwan Harbour and Tiancheng Leasing Company on 25 November 2015 in relation to the finance lease and leaseback transaction to be conducted between Luoyuanwan Harbour and Tiancheng Leasing Company; and

(5)
the finance lease agreement entered into between Pingliang Power Plant and Tiancheng Leasing Company on 25 November 2015 in relation to the finance lease and leaseback transaction to be conducted between Pingliang Power Plant and Tiancheng Leasing Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     December 21, 2015